Filed by PVR Partners, L.P. pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: PVR Partners, L.P.

Commission File No.: 001-16735

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION CAREFULLY WHEN THEY ARE AVAILABLE. These documents (when they become available), and any other documents filed by PVR Partners, L.P. (“PVR”) or Regency Energy Partners LP (“Regency”) with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders will be able to obtain free copies of the proxy statement/prospectus (when available) from PVR by contacting Investor Relations by mail at Attention: Investor Relations, Three Radnor Corporate Center, Suite 301, 100 Matsonford Road, Radnor, Pennsylvania 19087.

PARTICIPANTS IN THE SOLICITATION

PVR and Regency, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement and Plan of Merger. Information regarding the directors and executive officers of Regency GP LLC, the general partner of Regency’s general partner, is contained in Regency’s Form 10-K for the year ended December 31, 2012, which has been filed with the SEC. Information regarding PVR’s directors and executive officers is contained in PVR’s Form 10-K for the year ended December 31, 2012 and its proxy statement filed on April 25, 2013, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this communication regarding the proposed transaction between the PVR, and Regency the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company and any other statements about PVR’s or Regency’s management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.

PVR and Regency cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of Regency to successfully integrate PVR’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, volatility in the price of oil, natural gas, and natural gas liquids, declines in the credit markets and the availability of credit for the combined company as well as for producers connected to the combined company’s system and its customers, the level of creditworthiness of, and performance by counterparties and customers, the ability to access capital to fund organic growth projects and acquisitions, including significant acquisitions, and the ability to obtain debt and equity financing on satisfactory terms, the use of derivative financial instruments to hedge commodity and interest rate risks, the amount of collateral required to be posted from time-to-time, changes in commodity prices, interest rates, and demand for the combined company’s services, changes in laws and regulations impacting the midstream sector of the natural gas industry, weather and other natural phenomena, acts of terrorism and war, industry changes including the impact of consolidations and changes in competition, the ability to obtain required approvals for construction or modernization of facilities and the timing of production from such facilities, and the effect of accounting pronouncements issued periodically by accounting standard setting boards. Therefore, actual results and outcomes may differ materially from those expressed in such forward-looking statements.

These and other risks and uncertainties are discussed in more detail in filings made by PVR and Regency with the Securities and Exchange Commission, which are available to the public. PVR and Regency undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Company Name: PVR Partners LP	Market Cap: 3,766.20	Bloomberg Estimates—EPS
Company Ticker: PVR US	Current PX: 27.70	Current Quarter: 0.135
Date: 2014-02-13	YTD Change($): +.87	Current Year: 0.632
Event Description: Q4 2013 Earnings Call	YTD Change(%): +3.243	Bloomberg Estimates—Sales
Current Quarter: 301.000
Current Year: 1230.000

Q4 2013 Earnings Call

Company Participants

•	William H. Shea

•	Robert B. Wallace

•	Mark D. Casaday

•	Keith D. Horton

Other Participants

•	James A. Spicer

•	Michael J. Blum

MANAGEMENT DISCUSSION SECTION

Operator

Good morning, and welcome to the PVR Partners Fourth Quarter 2013 Earnings Conference Call. All participants will be in listen-only mode. [Operator Instructions] After today’s presentation, there will be an opportunity to ask questions. [Operator Instructions] Please note, this event is being recorded.

I would now like to turn the conference over to Mr. Bill Shea, President and Chief Executive Officer. Mr. Shea, please go ahead.

William H. Shea

Thanks very much. Good morning, everyone. Welcome to the PVR Partners’ fourth quarter and full-year 2013 earnings call. With me today is Rob Wallace, Executive Vice President and CFO; Bruce Davis, EVP and General Counsel; Mark Casaday, COO of our Midstream Group; Keith Horton, Chief Operating Officer of our Coal and Natural Resource Management Business unit; and Steve Milbourne, who heads up our Investor Relations function, as you all know.

Let me just start couple of brief things. As previously announced, the Board of Directors of PVR GP, LLC, the GP of PVR, declared a quarterly distribution of $0.55 per unit, which actually is payable today, February 13, to the common unitholders of record as of February 7, 2014.

Again, before discussing our financial performance, let me update you on our merger with Regency Energy Partners. On February 10, we announced that a record date of February 18 had been established and a meeting date of March 20, 2014 has been establish for a special meeting of our unitholders with the purpose of voting on the previously announced proposed merger with Regency Energy Partners. The merger will close soon after the March 20 meeting, subject to closing conditions, including receipt of the PVR unitholder approval of the merger. 50% plus one vote are needed for approval which, of course, we support and fully expect to get.

Okay. Let me go ahead and start with our financial performance. For the full-year 2013, adjusted EBITDA was up 31.6% to $314.5 million from $239 million in 2012. Distributable cash flow was up 36.6% to $199.5 million. Our natural gas throughput for both the Midcon and the Eastern system was up 80% to 1.8 Bcf from 1 Bcf in 2012. And our coal royalty tons were down 20% to 25.1 million tons reflecting, of course, the tough market for coal as it exists today.

Company Name: PVR Partners LP	Market Cap: 3,766.20	Bloomberg Estimates—EPS
Company Ticker: PVR US	Current PX: 27.70	Current Quarter: 0.135
Date: 2014-02-13	YTD Change($): +.87	Current Year: 0.632
Event Description: Q4 2013 Earnings Call	YTD Change(%): +3.243	Bloomberg Estimates—Sales
Current Quarter: 301.000
Current Year: 1230.000

In the fourth quarter, our adjusted EBITDA for 2013 was $82.4 million, which is up 21.5% versus the fourth quarter of 2012 and is up 3.1% versus the third quarter of 2013 where we earned $79.9 million. Distributable cash flow was $51.1 million, up 25.6% from 2012 and up 3.2% from the third quarter of 2013 when we earned $49.5 million of DCF.

Natural gas throughput was 2 billion cubic feet a day in 2013 versus 1.4 Bcf per day in 2012, so that’s up 42.9% and up 11% from the third quarter of 2013 when it was 1.8 Bcf per day. Coal tons were 6.1 million tons in 2013 in the fourth quarter versus 6.6 million tons in 2012, that’s down 7.6%, actually up 7% from the third quarter of 2013 when 5.7 million tons were produced.

Looking at the results on a segment basis. In the Eastern segment, our adjusted EBITDA for the quarter was $49.9 million in 2013 versus $33.1 million in 2012. That’s an increase of 50%. And it’s about 14.7% increase over the third quarter of 2013 when we earned $43.5 million of adjusted EBITDA. The volume in the fourth quarter averaged 1.6 Bcf on the Eastern system, that’s up 60% from the fourth quarter of 2012 and it’s up 14% from the third quarter of 2013 when it was 1.4 Bcf a day.

In the Midcon, our adjusted EBITDA was $14.7 million, that’s up a little bit from 2012 about 3.2%, down 14% from the third quarter of 2013. Volume was down versus 2012 to 361 million cubic feet a day, that’s 14.3%, and down about 5% from the third quarter of 2013.

On the coal side, our adjusted EBITDA was $17.8 million, that’s down 13% from the $20.5 million that we earned in 2012 in the fourth quarter and down 8% from the $19 million that was earned in the third quarter of 2013. Our royalty per ton was $3.45, down $0.02 a ton from 2012 and down $0.21 a ton from the third quarter of 2013 or 5.7%.

Looking at the dollars that were invested into the business. In the fourth quarter, we had internal growth CapEx of $60.5 million, of which the Eastern business segment accounted for 85% of that or $51.2 million. For the year, we expended $338.4 million, again, 85% of that was spent in the East, that’s $286.2 million.

In September and October, we issued 6.1 million common units. That includes the over-allotment that was exercised. Net proceeds were about $138 million after expenses. And in December, we redeemed $127.4 million of our 8.375% Senior Notes. As a result, we incurred $13.7-million charge related to the call premium and the write-off of unamortized debt issuance costs. As of 12/31/13, we had borrowings of $562.5 million under our $1 billion revolving credit facility.

And with that, at this time, I’m going to open up the call to questions. Operator?

Q&A

Operator

All right. We will now begin the question-and-answer session. [Operator Instructions] And it looks like the first call –or first question, excuse me, comes from Mr. James Spicer of Wells Fargo. Please go ahead.

<Q - James A. Spicer>: Hi. Good morning, guys. Just had a couple of quick questions for you. First of all, the drawback on the bonds you did, the $127.4 million, what was the reason for not doing the full 35%?

<A - Robert B. Wallace>: Because the – and Bill, I can take that. I’m sorry, it’s Rob Wallace. And the reason for that is that we can only use the equity proceeds from the equity offering. So we used the maximum amount.

<Q - James A. Spicer>: Okay. Okay. That makes sense. Secondly, I don’t believe you’ve given any guidance at this point around the 2014 CapEx. Is there any commentary that you can provide either specifically or directionally on what we should expect in terms of capital spending on the various assets in 2014?

<A - William H. Shea>: Rob, you want to take that one as well?

Company Name: PVR Partners LP	Market Cap: 3,766.20	Bloomberg Estimates—EPS
Company Ticker: PVR US	Current PX: 27.70	Current Quarter: 0.135
Date: 2014-02-13	YTD Change($): +.87	Current Year: 0.632
Event Description: Q4 2013 Earnings Call	YTD Change(%): +3.243	Bloomberg Estimates—Sales
Current Quarter: 301.000
Current Year: 1230.000

<A - Robert B. Wallace>: Well, I’ll take a quick stab at it. And the reason we haven’t provided the guidance on the capital spending for this year is, as a result of the merger, we figured that it would be tied into Regency’s numbers when the merger goes through. So and it’s – a lot of that spending will amount a lot of it, but a good portion of that spending is going to be up to Regency to decide upon even though we’ve reviewed our capital expenditure budget with them. So we felt that it’d probably be better if it waited until after the merger.

But directionally, Bill, if you’d like to give a direction as to I think that our capital – our internal growth capital budget for the year is still going to be fairly robust. I guess, I can say that. We have a lot of opportunities to fund.

<Q - James A. Spicer>: Okay. Okay. And is it a portion of that that’s already committed in terms of something that even if Regency decided that they wanted to pull back in specific areas, there is a certain amount that you’ve already sort of on the hook for?

<A - Robert B. Wallace>: On the capital, there is some that is committed to projects that we will have to follow through on, but there is enough flexibility I think in what we’ve provided Regency that they’ll be able to do. But I have to admit that anything that we’ve approved or we think is a good project and meets our hurdle rates for the most part has also met the hurdle rates for Regency as well. So they’re good projects.

<Q - James A. Spicer>: Okay. Okay. Great. And any guidance or any commentary you can provide on the proportion of CapEx in 2014 that would be going to towards your Utica build-out?

<A - Robert B. Wallace>: Let me just do a quick calculation. Now, again, it’s going to depend on Regency and assuming they approve our entire budget or our capital projects, but it would be – Mark, do you have an idea of what the capital is expected to be in the Utica for this year? I’m sorry, I want to say $140 million, is that around the right number?

<A - Mark D. Casaday>: I think that is.

<Q - James A. Spicer>: Okay. So that’s helpful and that’s all I had. Thank you.

<A - Robert B. Wallace>: Thanks, James.

Operator

Our next question comes from Michael Blum of Wells Fargo. Please go ahead.

<Q - Michael J. Blum>: Hi. Good morning, guys.

<A - William H. Shea>: Hey, Michael.

<A - Robert B. Wallace>: Hi, Michael.

<Q - Michael J. Blum>: I guess maybe just start with coal for a minute. Has the San Juan reserve now been fully depleted and should we expect to see the – and I guess if it’s not, would we expect to see a contribution in Q1 and how does that sort of play out over rest of 2014?

<A- Keith D. Horton>: This is Keith Horton. The San Juan reserves have not yet been depleted. We are targeting about the end of the first quarter for the depletion of those reserves and we post that revenue for the first quarter from the San Juan Basin.

<Q - Michael J. Blum>: Okay. And then, just on the coal business kind of I guess more qualitatively, but where you’re sitting now in terms of the quarterly EBITDA run rate, is that – would you consider that a bottom, or do you think this is kind of where we’re going to be, or do you see that going lower or higher, or just directionally trying to get a feel for where you see that business going in 2014?

<A - Keith D. Horton>: I don’t think there’ll be a lot of variability in 2014 from where we are today. It looks to be pretty much static and about 90% of our lessees’ production is committed under contracts. So I don’t see a lot of variability there. I think it’ll just be somewhat steady state, if you will.

Company Name: PVR Partners LP	Market Cap: 3,766.20	Bloomberg Estimates—EPS
Company Ticker: PVR US	Current PX: 27.70	Current Quarter: 0.135
Date: 2014-02-13	YTD Change($): +.87	Current Year: 0.632
Event Description: Q4 2013 Earnings Call	YTD Change(%): +3.243	Bloomberg Estimates—Sales
Current Quarter: 301.000
Current Year: 1230.000

<Q - Michael J. Blum>: Okay. Great. And then, in the Midcon, have those operation recovered or are you still being impacted by weather here in the first quarter?

<A - William H. Shea>: Mark, do you want to take a stab at that?

<A - Mark D. Casaday>: Yeah. [ph] David (13:14) we had – December had a big weather impact with freeze-offs and stuff like that. But so far in January through to-date, the weather impact in the Midcon operations has been minimal.

<Q - Michael J. Blum>: Okay. Great. And then last one for me, Rob, if I could push you a little bit more, I don’t know if you’ll give me the answer or not, but so your 2014 CapEx at least the way you would have set it up your budget would be robust. Is it going to be, I mean is it going to be better than 2013, less than 2013, substantially more, just trying to get a little more feel for what that looks like?

<A - Robert B. Wallace>: I would think if – I would think that it would at least be comparable to last year.

<Q - Michael J. Blum>: Okay. Great. Thanks. That’s all I had.

Operator

[Operator Instructions] This concludes our question-and-answer session. I would like to now turn the conference back over to Mr. Shea for any closing remarks.

William H. Shea

Well, thanks everyone for joining in today and this may be the last call for PVR, but we’ve enjoyed it and well I’m sure we’ll be seeing and talking to you all more in the future. Thank you.

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

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